Sphere 3D Closes $4.2 Million “Bought Deal” Financing

Not for distribution in the United States or through United States wire services

Mississauga, ONTARIO – November 12, 2013 – Sphere 3D Corporation (TSXV-ANY) (the “Company”), developer of Glassware 2.0™ foundational thin client technology, announced today it has closed its previously announced “bought deal” private placement financing for gross proceeds of $4,187,500 (the “Offering”).

As described in the Company’s press release dated October 25, 2013, the Offering consisted of an aggregate of 1,250,000 units of the Company (each a “Unit”) at a purchase price of $3.35 per Unit. The Offering was led by Cormark Securities Inc. and the underwriting syndicate included Paradigm Capital Inc. and Jacob Securities Inc. (collectively, the “Underwriters”).

Each Unit consisted of one common share of the Company (a “Common Share”) and one-half of one Common Share purchase warrant (each full warrant, a “Warrant”), each Warrant being exercisable to acquire one Common Share at a purchase price of $4.50 for a period of 24 months following the closing of the Offering. The Warrants are subject to an acceleration clause whereby should the Common Shares trade at $6.00 or more for more than 10 consecutive trading days on the TSX Venture Exchange (the “TSXV”) or other principal exchange, the Company has the right to issue notice to the warrant holders to accelerate the expiry date of the Warrants to a period ending not less than 20 trading days from the date of notice.

The Underwriters received a cash commission equal to 6% of the gross proceeds of the Offering, were reimbursed for fees and expenses incurred in connection with the Offering, and received compensation warrants (the “Broker Warrants”) equal to 8% of the number of Units sold under the Offering. Each Broker Warrant consists of one Common Share and one-half of one Warrant and is exercisable at a price of $3.35 per Unit for a period of 24 months from the closing date, subject to acceleration of the expiry date of the Warrant in certain instances.

The securities issued in connection with the Offering are subject to a four-month hold period from the issuance date in accordance with the policies of the TSXV and applicable securities laws. The net proceeds of the Offering will be used for sales and marketing, and general corporate purposes.

The offered securities have not been registered under the U.S. Securities Act of 1933 (the “Securities Act”) and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act.

Sphere 3D Contact:
Sphere 3D Corporation
Peter Tassiopoulos, Chief Executive Officer
Tel: (416) 749-5999
Peter.Tassiopoulos@Sphere3D.com

About Sphere 3D Corporation
Sphere 3D Corporation (TSX-V:ANY) is a Mississauga, Ontario based virtualization technology solution provider whose patent pending Glassware 2.0™ technology makes it possible for incompatible devices and applications to run over the cloud, without sacrificing performance or security. Sphere 3D's Glassware 2.0™ ultra-thin client allows third parties to deliver fully featured products to any cloud-connected device independent of operating system or hardware. For additional information visit www.sphere3d.com or access the Company's public filings at www.sedar.com

Forward-Looking Statements
This release contains forward-looking statements, including, without limitation, the use of the net proceeds of the Offering. Forward-looking statements, without limitation, may contain the words believes, expects, anticipates, estimates, intends, plans, or similar expressions. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions and actual results could differ materially from those anticipated. Forward looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. In the context of any forward-looking information please refer to risk factors detailed in, as well as other information contained in the company's filings with Canadian securities regulators (www.sedar.com).

Neither TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.